                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                              Washington D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                           Golf Trust of America, Inc.
                ------------------------------------------------
                                (Name of Issuer)


                      Common Stock $.01 par value per share
                ------------------------------------------------
                         (Title of Class of Securities)


                                    38168B103
                ------------------------------------------------
                                 (CUSIP Number)


                            Cristina Fernandez-Haegg
                              Schooner Capital LLC
                               745 Atlantic Avenue
                                Boston, MA 02lll

                               - with copies to -

                             William P. Gelnaw, Esq.
                             Choate, Hall & Stewart
                                 Exchange Place
                                 53 State Street
                                Boston, MA 02109

            (Name, Address and Telephone Number of Person Authorized
                      to Receive Notes and Communications)

                                January 21, 2000
                ------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP No. 38168B103                                       Page  2  of 15  Pages

-------------------------------------------------------------------------------
  1 NAME OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

            Schooner Capital LLC                                      04-2495214
-------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /X/
     OF A GROUP*                               (b)  / /
-------------------------------------------------------------------------------
  3  SEC USE ONLY


-------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

            WC
-------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)  / /

            Not Applicable
-------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-------------------------------------------------------------------------------
  NUMBER OF SHARES              7  SOLE VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING                  0 Shares
    PERSON WITH              --------------------------------------------------
                                8  SHARED VOTING POWER

                                    672,700 Shares
                             --------------------------------------------------
                                9  SOLE DISPOSITIVE POWER

                                    0
                             --------------------------------------------------
                               10  SHARED DISPOSITIVE POWER

                                    672,700 Shares
-------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            672,700 Shares
-------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

            Not Applicable
-------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            Approximately 8.81%
-------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

            00
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP No. 38168B103                                       Page  3  of 15  Pages

-------------------------------------------------------------------------------
  1 NAME OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

            Vincent J. Ryan
-------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /X/
     OF A GROUP*                               (b)  / /
-------------------------------------------------------------------------------
  3  SEC USE ONLY


-------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

            AF
-------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)  / /

            Not Applicable
-------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
-------------------------------------------------------------------------------
  NUMBER OF SHARES              7  SOLE VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING                  0
    PERSON WITH              --------------------------------------------------
                                8  SHARED VOTING POWER

                                    672,700 Shares
                             --------------------------------------------------
                                9  SOLE DISPOSITIVE POWER

                                    0
                             --------------------------------------------------
                               10  SHARED DISPOSITIVE POWER

                                    672,700 Shares
-------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            672,700 Shares
-------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

            Not Applicable
-------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            Approximately 8.81%
-------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

            IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP No. 38168B103                                       Page  4  of 15  Pages

-------------------------------------------------------------------------------
  1 NAME OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

            Cristina Fernandez-Haegg
-------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /X/
     OF A GROUP*                               (b)  / /
-------------------------------------------------------------------------------
  3  SEC USE ONLY


-------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

            PF
-------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)  / /

            Not Applicable
-------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

            Spain
-------------------------------------------------------------------------------
  NUMBER OF SHARES              7  SOLE VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING                  500 Shares
    PERSON WITH              --------------------------------------------------
                                8  SHARED VOTING POWER

                                    672,700 Shares
                             --------------------------------------------------
                                9  SOLE DISPOSITIVE POWER

                                    500 Shares
                             --------------------------------------------------
                               10  SHARED DISPOSITIVE POWER

                                    672,700 Shares
-------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            673,200 Shares
-------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

            Not Applicable
-------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            Approximately 8.814%
-------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

            IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP No. 38168B103                                       Page  5  of 15  Pages

-------------------------------------------------------------------------------
  1 NAME OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

            Paul E. Mauk
-------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /X/
     OF A GROUP*                               (b)  / /
-------------------------------------------------------------------------------
  3  SEC USE ONLY


-------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

            PF
-------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)  / /

            Not Applicable
-------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
-------------------------------------------------------------------------------
  NUMBER OF SHARES              7  SOLE VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING                  400 Shares
    PERSON WITH              --------------------------------------------------
                                8  SHARED VOTING POWER

                                    672,700
                             --------------------------------------------------
                                9  SOLE DISPOSITIVE POWER

                                    400 Shares
                             --------------------------------------------------
                               10  SHARED DISPOSITIVE POWER

                                    672,700
-------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            673,100 Shares
-------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

            Not Applicable
-------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            Approximately 8.813%
-------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

            IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP No. 38168B103                                       Page  6  of 16  Pages

-------------------------------------------------------------------------------
  1 NAME OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

            Paul A. Keel
-------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /X/
     OF A GROUP*                               (b)  / /
-------------------------------------------------------------------------------
  3  SEC USE ONLY


-------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

            PF
-------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)  / /

            Not Applicable
-------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
-------------------------------------------------------------------------------
  NUMBER OF SHARES              7  SOLE VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING                  1,720 Shares
    PERSON WITH              --------------------------------------------------
                                8  SHARED VOTING POWER

                                    0
                             --------------------------------------------------
                                9  SOLE DISPOSITIVE POWER

                                    1,720 Shares
                             --------------------------------------------------
                               10  SHARED DISPOSITIVE POWER

                                    0
-------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,720 Shares
-------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

            Not Applicable
-------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            Approximately 0.0225%
-------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

            IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP No. 38168B103                                       Page  7  of 15  Pages

-------------------------------------------------------------------------------
  1 NAME OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

            Christina Benet
-------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /X/
     OF A GROUP*                               (b)  / /
-------------------------------------------------------------------------------
  3  SEC USE ONLY


-------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

            PF
-------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)  / /

            Not Applicable
-------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
-------------------------------------------------------------------------------
  NUMBER OF SHARES              7  SOLE VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING                  2,000 Shares
    PERSON WITH              --------------------------------------------------
                                8  SHARED VOTING POWER

                                    0
                             --------------------------------------------------
                                9  SOLE DISPOSITIVE POWER

                                    2,000 Shares
                             --------------------------------------------------
                               10  SHARED DISPOSITIVE POWER

                                    0
-------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,000 Shares
-------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

            Not Applicable
-------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            Approximately 0.0262%
-------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

            IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP No. 38168B103                                       Page  8  of 15  Pages

-------------------------------------------------------------------------------
  1 NAME OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

            Richard Cleary
-------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /X/
     OF A GROUP*                               (b)  / /
-------------------------------------------------------------------------------
  3  SEC USE ONLY


-------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

            PF
-------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)  / /

            Not Applicable
-------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
-------------------------------------------------------------------------------
  NUMBER OF SHARES              7  SOLE VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING                  1,000 Shares
    PERSON WITH              --------------------------------------------------
                                8  SHARED VOTING POWER

                                    0
                             --------------------------------------------------
                                9  SOLE DISPOSITIVE POWER

                                    1,000 Shares
                             --------------------------------------------------
                               10  SHARED DISPOSITIVE POWER

                                    0
-------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,000 Shares
-------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

            Not Applicable
-------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            Approximately 0.0131%
-------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

            IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 38168B103                                       Page  9  of 15  Pages


ITEM 1.  SECURITY AND ISSUER.

         The class of security to which this statement relates is the common stock, par value $.01 par value ("Common Stock"), of Golf Trust of America, Inc., a Maryland corporation (the "Issuer"). The address of the principal executive office of the Issuer is 14 North Adger's Wharf, Charleston, South Carolina 29401.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This Schedule is being filed jointly by the following reporting persons (hereinafter sometimes collectively referred to as the "Reporting Person") pursuant to an Agreement of Joint Filing attached hereto as Exhibit A:

         (i) Schooner Capital LLC, a Delaware limited liability company ("Schooner Capital").

         (ii) Vincent J. Ryan, an individual who is Chairman and indirect controlling stockholder of Schooner Capital.

         (iii) Cristina Fernandez-Haegg, an individual who is President of Schooner Capital.

         (iv) Paul E. Mauk, an individual who is an agent of Schooner Capital and the President of Coastal Clubs, Inc. ("Coastal Clubs"), a Massachusetts corporation and an affiliate of Schooner Capital.

         (v) Paul A. Keel, an individual who is an agent of Schooner Capital and the President of Trident Resource Partners, Inc. ("Trident"), a Massachusetts corporation and an affiliate of Schooner Capital.

         (vi) Christina Benet, an individual who is an Investment Manager of Schooner Capital.

         (vii) Richard Cleary, an individual who is an agent of Schooner Capital and the President of Beagle, Inc., a Massachusetts corporation and an affiliate of Schooner Capital.

         (b), (c), and (f).Each of the Reporting Persons has a business address of 745 Atlantic Avenue, 11th Floor, Boston, MA 02111.

         Schooner Capital is a privately owned Delaware limited liability company, the principal business of which is purchasing, for investment and trading purposes, securities and other financial instruments.

         Vincent J. Ryan is a United States citizen residing in The Commonwealth of Massachusetts whose principal occupation is as an executive officer of Schooner Capital.

         Cristina Fernandez-Haegg is a citizen of Spain and is a United States resident, residing in The Commonwealth of Massachusetts whose principal occupation is as an executive officer of Schooner Capital.

CUSIP No. 38168B103                                       Page 10  of 15  Pages

         Paul E. Mauk, Paul A. Keel and Richard Cleary are each United States citizens residing in The Commonwealth of Massachusetts whose principal occupations are as executive officers of Coastal Clubs, Inc., Trident Resources, Inc., and Beagle, Inc., respectively.

         Christina Benet is a United States citizen residing in The Commonwealth of Massachusetts whose principal occupation is as executive officer of Schooner Capital.

         (d) No events have occurred which would be required to be reported under the provisions of this Item.

         (e) No events have occurred which would be required to be reported under the provisions of this Item.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The source of the funds used by Schooner Capital to purchase shares of Common Stock was working capital. The approximate aggregate amount of funds used to purchase such Common Stock was $11,154,906.89. All such securities were acquired by open market purchases.

         Cristina Fernandez-Haegg, Christina Benet, Paul E. Mauk, Paul A. Keel and Richard Cleary each used cash assets to purchase their respective shares of Common Stock. Ms. Haegg, Ms. Benet, Mr. Mauk, Mr. Keel and Mr. Cleary used approximately $7,750, $33,500, $6,450, $28,625 and $16,750, respectively, to acquire such Common Stock. All such securities were acquired by open market purchases.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         The Reporting Persons have acquired shares of Common Stock of the Issuer in order to obtain a substantial equity position in the Issuer.

         Schooner Capital has followed the Issuer's performance for sometime. In December, 1999, Paul E. Mauk, an affiliate of Schooner Capital, met with members of the Issuer's management to discuss the Issuer's past performance and strategic plans for the future. On December 15, 1999, Schooner Capital sent a letter to W. Bradley Blair, II, President and Chief Executive Officer of the Issuer expressing Schooner Capital's belief that the Issuer's current real estate investment trust structure was not optimal to best leverage both current and future marketing opportunities. In the letter and in subsequent conversations with management of the Issuer, Schooner Capital has expressed interest in working with the Issuer on a going private transaction that would seek to address the interests of all stakeholders in the Issuer, including the holders of operating partnership units in Golf Trust of America, L.P., the operating partnership controlled by the Issuer.

         The Reporting Persons believe that a change in the Issuer is necessary in order to maximize shareholder value and remain interested in working collaboratively with the Issuer's management and Board of Directors toward a going private transaction. The Reporting Persons intend to continue to

CUSIP No. 38168B103                                       Page 11  of 15  Pages

contact the Issuer regarding a meeting to discuss the Reporting Persons' analysis of the benefits of such a transaction to the Issuer's stakeholders.

         In the event the Issuer is unresponsive or unreceptive to the Reporting Persons' request for a negotiated transaction, the Reporting Persons will evaluate possible alternatives with respect to the Issuer, which may include making a tender offer directly to the Issuer's stockholders, seeking representation on the Issuer's Board of Directors, purchasing additional shares of the Issuer's Common Stock on the open market or otherwise, or disposing of all or some of the Reporting Persons' shares of Common Stock on the open market, or otherwise.

         The Reporting Persons may contact other persons interested in the Issuer, or other interested persons, for purposes of discussing the Issuer.

         Whether the Reporting Persons decide to pursue any course of action with the Issuer, including participating in a going private transaction or the purchase of additional shares of the Issuer's Common Stock, and the method and timing of any such purchases, will depend on their continuing assessment of all relevant factors, including without limitation the following: the Issuer's business prospects; other business and investment opportunities available to Reporting Persons; financing availability and terms; economic conditions; stock market and money market conditions; the attitude and actions of the Issuer's management and Board of Directors; the availability and nature of opportunities to dispose of the Reporting Persons' interest in the Issuer; and other plans and requirements of Reporting Persons.

         Depending upon their assessment of these factors from time to time, the Reporting Persons may change their present intentions as stated above or dispose of some or all of the shares of Issuer's Common Stock held by them in the open market, in privately negotiated transactions, to third parties or otherwise, and may sell such shares to one or more purchasers. Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Issuer's Common Stock, the possible activities of the Reporting Persons are subject to change at any time.

         Except as set forth in this Item 4 and elsewhere in this Statement, none of the reporting Persons has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, and each of the foregoing persons reserves the right to change its intentions with respect to any of the foregoing at any time.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)(b) The beneficial ownership and voting and dispositive power of each of the Reporting Persons over Common Stock of the Issuer as of the date hereof is as follows:

         (i) Schooner Capital is the beneficial owner of 672,700 shares of Common Stock of the Issuer. The total number of shares of Common Stock beneficially owned by Schooner Capital represents 8.81% of Common Stock of the Issuer.

         (ii) Vincent J. Ryan may be deemed the beneficial owner of 672,700 shares of Common Stock of the Issuer representing 8.81% of the Common Stock of the Issuer as a result of his being an executive officer and maintaining an indirect controlling interest in Schooner

CUSIP No. 38168B103                                       Page 12  of 15  Pages


                  Capital. Vincent J. Ryan does not beneficially own any shares of Common Stock of the Issuer other than through Schooner Capital.

         (iii) Cristina Fernandez-Haegg is the beneficial owner of 500 shares of Common Stock of the Issuer and may be deemed the beneficial owner of 672,700 shares of Common Stock of the Issuer as a result of her being an executive officer of Schooner Capital. The total number of shares of Common Stock which Ms. Fernandez-Haegg may be deemed to beneficially own is 673,200 shares, representing 8.814% of the shares of Common Stock outstanding.

         (iv) Paul E. Mauk is the beneficial owner of 400 shares of Common Stock of the Issuer and may be deemed the beneficial owner of 672,700 shares of Common Stock of the Issuer as a result of him being an agent of Schooner Capital with respect to such shares. The total number of shares of Common Stock beneficially owned by Mr. Mauk represents 8.813% of the shares of Common Stock outstanding.

         (v) Christina Benet is the beneficial owner of 2,000 shares of Common Stock of the Issuer. The total number of shares of Common Stock beneficially owned by Ms. Benet represents 0.0262% of the Shares of Common Stock outstanding.

         (vi) Richard Cleary is the beneficial owner of 1,000 shares of Common Stock of the Issuer. The total number of shares of Common Stock beneficially owned by Mr. Cleary represents 0.0131% of the shares of Common Stock outstanding.

         (vii) Paul A. Keel is the beneficial owner of 1,720 shares of Common Stock of the Issuer. The total number of shares of Common Stock beneficially owned by Mr. Keel represents 0.0225% of the shares of Common Stock outstanding.

         The number of shares beneficially owned and the percentage of outstanding shares represented thereby, for each of the Reporting Persons, have been computed in accordance with Rule 13D-3 under the Securities Exchange Act of 1934, as amended. The percentages of ownership described above are based on the 7,637,488 shares of Common Stock reported as outstanding by the Issuer in its Form 10-Q for the quarter ended September 30, 1999.

         (c) Transactions in the class of securities reported on herein effected within the last 60 days by Schooner Capital are as follows (such transactions comprise open market purchases of Common Stock unless otherwise indicated):

  Date                                      Number of Shares                    Price                          Total
  ----                                      ----------------                   --------                     -----------
12/17/1999                                       10,000                        $15.5000                     $155,000.00
12/20/1999                                       12,500                        $16.6920                     $208,650.00
12/20/1999                                        4,600                        $16.9293                      $77,874.78

CUSIP No. 38168B103                                       Page 13  of 15  Pages


  Date                                      Number of Shares                    Price                          Total
  ----                                      ----------------                   --------                     -----------
12/21/1999                                       15,000                        $17.0000                     $255,000.00
12/22/1999                                          800                        $16.7500                      $13,400.00
12/23/1999                                        6,900                        $16.7428                     $115,525.32
12/27/1999                                       13,200                        $16.3438                     $215,738.16
12/28/1999                                       27,300                        $16.6126                     $453,523.98
12/29/1999                                        5,400                        $16.5000                      $89,100.00
12/30/1999                                       74,800                        $16.6250                   $1,243,550.00
12/31/1999                                        2,500                        $16.5000                      $41,250.00
01/03/2000                                       20,500                        $16.6159                     $340,625.95
01/05/2000                                       81,100                        $16.6250                   $1,348,287.50
01/07/2000                                       17,400                        $16.7500                     $291,450.00
01/12/2000                                       54,700                        $16.7500                    $916,225.000
01/12/2000                                       10,000                        $16.7500                     $167,500.00
01/18/2000                                       10,000                        $16.6200                     $166,200.00
01/20/2000                                        5,000                        $16.6250                      $83,125.00
01/21/2000                                      301,000                        $16.5212                   $4,987,931.00

         Transactions in the class of securities reported on herein effected within the last 60 days by Cristina Fernandez-Haegg, Paul Mauk, Christina Benet, Paul A. Keel and Richard Cleary for and on behalf of the Managed Account are as follows (such transactions comprise open market purchases of Common Stock unless otherwise indicated):

                                                                Number of
                                              Date               Shares             Price Per Share         Total
                                            --------            ---------           ---------------      ------------
Cristina Fernandez-Haegg                    12/17/99                500                 $15.500            $7,750.00

Paul E. Mauk                                12/20/99                400                 $16.125            $6,450.00

Christina Benet                              1/12/00              1,000                 $17.000           $17,000.00
                                             1/25/00              1,000                 $16.500           $16,500.00

CUSIP No. 38168B103                                       Page 14  of 15  Pages

                                                                Number of
                                              Date               Shares             Price Per Share         Total
                                            --------            ---------           ---------------      ------------
Paul A. Keel                                 1/18/00                500                 $16.500            $8,250.00
                                             1/24/00                235                 $16.500            $3,877.50
                                             1/24/00                985                 $16.750           $16,498.75

Richard Cleary                               1/21/00              1,000                 $16.750           $16,750.00

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Not Applicable.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

                  Exhibit A.  Agreement of Joint Filing

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              Schooner Capital LLC

                              By:  /s/ Cristina Fernandez-Haegg
                                   ----------------------------------
                                   Name:     Cristina Fernandez-Haegg
                                   Title:    President


                              /s/ Vincent J. Ryan
                              ---------------------------------------
                              Vincent J. Ryan


                              /s/ Cristina Fernandez-Haegg
                              ---------------------------------------
                              Cristina Fernandez-Haegg


                              /s/ Paul E. Mauk
                              ---------------------------------------
                              Paul E. Mauk


                              /s/ Christina Benet
                              ---------------------------------------
                              Christina Benet


                              /s/ Paul E. Keel
                              ---------------------------------------
                              Paul E. Keel


                              /s/ Richard Cleary
                              ---------------------------------------
                              Richard Cleary

Dated:  January 28, 2000

                            AGREEMENT OF JOINT FILING
                           GOLF TRUST OF AMERICA, INC.
                           COMMON STOCK PAR VALUE $.01

         In accordance with Rule 13-D-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the joint filing on behalf of each of them of a Statement on Schedule 13D and any and all amendments thereto, with respect the above referenced securities and that this Agreement be included as an Exhibit to such filing.

         This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

         WITNESS WHEREOF, the undersigned hereby execute this Agreement as of this 28th day of January, 2000.

                                          SCHOONER CAPITAL LLC



                                          By: /s/ Cristina Fernandez-Haegg
                                              ----------------------------------
                                              Cristina Fernandez-Haegg


                                          /s/ Vincent J. Ryan
                                          ----------------------------------
                                          Vincent J. Ryan


                                          /s/ Cristina Fernandez-Haegg
                                          ----------------------------------
                                          Cristina Fernandez-Haegg


                                          /s/ Christina Benet
                                          ----------------------------------
                                          Christina Benet


                                          /s/ Paul E. Mauk
                                          ----------------------------------
                                          Paul E. Mauk


                                          /s/ Paul A. Keel
                                          ----------------------------------
                                          Paul A. Keel